SGX Pharmaceuticals, Inc.
10505 Roselle Street
San Diego, CA 92121
(858) 558-4850
January 31, 2006
Via Facsimile and Edgar
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549

Attn:	Mary K. Fraser, Esq. Jeffrey P. Riedler, Esq.

Re:	SGX Pharmaceuticals, Inc. Registration Statement on Form S-1 (File No. 333-128059)
Dear Ms. Fraser:
As requested, the undersigned registrant hereby withdraws its request submitted to the Securities and Exchange Commission (the “Commission”) on January 26, 2006 that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated to Thursday, January 26, 2006, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable. Please note that the Company is still operating subject to the delaying amendment set forth in the above referenced Registration Statement. In addition, the undersigned registrant hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective today, January 31, 2006, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley Godward LLP, confirming this request.
In connection with this request, the Company acknowledges that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Until such time as it becomes effective, the above-referenced Registration Statement will continue to be subject to the delaying amendment set forth therein.
Very truly yours,
SGX Pharmaceuticals, Inc.

/s/ Todd Myers Todd Myers Chief Financial Officer